Filed Pursuant to Rule 433

Registration Nos. 333-183052,

333-183052-01, and 333-183052-02

FLORIDA POWER & LIGHT COMPANY

Pricing Term Sheet

September 2, 2014

Issuer:	Florida Power & Light Company

Designation:	First Mortgage Bonds, 4.05% Series due October 1, 2044

Registration Format:	SEC Registered

Principal Amount:	$500,000,000

Date of Maturity:	October 1, 2044

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, beginning April 1, 2015

Coupon Rate:	4.05%

Price to Public:	99.670% of the principal amount thereof

Benchmark Treasury:	3.375% due May 15, 2044

Benchmark Treasury Yield:	3.169%

Spread to Benchmark Treasury Yield:	90 basis points

Reoffer Yield:	4.069%

Trade Date:	September 2, 2014

Settlement Date:*	September 10, 2014

Redemption:	Redeemable at any time prior to April 1, 2044, at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after April 1, 2044, at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN Number:	341081FL6 / US341081FL67

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“Aa2” (stable)
Standard & Poor’s Ratings Services	“A” (stable)
Fitch Ratings	“AA-” (stable)

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

UBS Securities LLC

Co-Managers:

BBVA Securities Inc.

CIBC World Markets Corp.

DNB Markets, Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

The Williams Capital Group, L.P.

*     It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about September 10, 2014, which will be the sixth business day following the date of pricing of the First Mortgage Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the First Mortgage Bonds initially will settle in T+6, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds or the two subsequent business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**   A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated September 2, 2014.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, RBS Securities Inc. toll-free at 1-866-884-2071 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.